Via Facsimile and U.S. Mail
Mail Stop 6010

February 20, 2007

Angus Russell
Chief Financial Officer
Shire plc
Hampshire International Business Park, Chineham
Basingstoke, Hampshire RG24 8EP England

Re: Shire plc
Item 4.02 Form 8-K
Filed February 20, 2007
File No. 000-29630

Dear Mr. Russell:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02(a)

1.   Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your December 31, 2005 Form 10-K and in your Form 10-Q for the periods ended September 30, 2005 and March 31, June 30 and September 30, 2006 regarding your disclosure controls and procedures.

Please provide us the additional information requested within five business days or tell us when you will respond. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3649.

Sincerely,

Vanessa Robertson
Staff Accountant